As filed with the Securities and Exchange Commission on October 22, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 3
                                       to
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                           CHRISTIANA COMPANIES, INC.
                              (Name of the Issuer)

                                    C2, INC.
                                SHELDON B. LUBAR
                      (Name of Person(s) Filing Statement)


                          COMMON SHARES $1.00 PAR VALUE
                         (Title of Class of Securities)
                                    170819106
                      (CUSIP Number of Class of Securities)
                              --------------------
                               William T. Donovan
                                    Chairman
                                    C2, Inc.
                       700 North Water Street, Suite 1200
                           Milwaukee, Wisconsin 53202
                                 (414) 291-9000
                            Facsimile: (414) 291-9061
                              --------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                                 Marc J. Marotta
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400

                              --------------------

This statement is filed in connection with (check the appropriate box):


A. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

B. |X| The filing of a registration  statement under the Securities Act of 1933.
C. [ ] A tender offer.
D. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


                         CALCULATION OF REGISTRATION FEE

================================================================================
          Transaction Valuation               Amount of Filing Fee
              $85,193,623(1)                       $17,036(1)
================================================================================
(1)   Determined  pursuant to Rule 0-11(b)(2) of the Securities  Exchange Act of
      1934.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing


Amount Previously Paid:  $38,240
Form or Registration No.:  Form S-4 Reg. No. 333-65663
Filing Party: Weatherford, Inc. and Christiana Companies, Inc.
Date Filed: February 19, 1998

                                  INTRODUCTION

         This Schedule 13E-3 relates to the proposed merger (the "Merger") of Christiana Acquisition, Inc. a Wisconsin corporation ("Sub") and wholly-owned subsidiary of Weatherford International, Inc. (formerly known as EVI Weatherford, Inc.), a Delaware corporation ("Weatherford") with and into Christiana Companies, Inc., a Wisconsin corporation (the "Company"). Under the terms of the Merger, the Christiana shareholders will be entitled to receive shares of Weatherford Common Stock and cash in exchange for their shares of Christiana Common Stock. The number of shares of Weatherford Common Stock that will be issued to the Christiana shareholders will be equal to the number of shares of Weatherford Common Stock held by Christiana at the time of the Merger divided by the number of outstanding shares of Christiana Common Stock. The amount of cash that will be payable to the Christiana shareholders in the Merger will be equal to the amount of cash held by Christiana in excess of its accrued unpaid taxes, the value of certain tax benefits and fixed liabilities at the time of the Merger divided by the number of outstanding shares of Christiana Common Stock at the time of the Merger.

         As part of the Merger, the Company will sell two-thirds of its interest in Total Logistic Control, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Logistic") to C2, Inc., a newly-formed Wisconsin corporation currently controlled by Sheldon B. Lubar ("C2") for $10.67 million (the "Logistic Sale"). Consummation of the Merger (including the Logistic Sale) is subject to a number of conditions, including approval by the shareholders of Weatherford and the Company.

         Pursuant to a separate prospectus being provided to Company shareholders, C2 is offering each Company shareholder the ability to purchase one share of C2 common stock ("C2 Stock") for $4.00 per share for each share of Christiana held immediately prior to the Merger, with the objective of raising $20.8 million, $10.67 million of which will be utilized to fund the acquisition of the two-thirds ownership in Logistic by C2. Christiana shareholders may purchase additional shares of C2 subject to availability.

         The information required to be disclosed to the Company's shareholders by Schedule 13E-3 is contained in the Form S-4 Registration Statement of Weatherford International, Inc. filed on October 14, 1998 (Reg. No. 333-65663), which includes, as a part thereof, the Joint Proxy Statement for Weatherford and the Company and a Prospectus relating to the Weatherford Shares (the "Form S-4"). The following is a cross-reference sheet showing the location in the Form S-4 of the information required by Schedule 13E-3.

CROSS-REFERENCE SHEET




                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference
Item 1.  Issuer and Class of Security
         Subject to the Transaction.

      (a)..........................    COVER PAGE TO JOINT PROXY STATEMENT
                                       PROSPECTUS; WHERE YOU CAN FIND MORE
                                       INFORMATION; SUMMARY.

      (b)..........................    GENERAL INFORMATION ABOUT THE MEETINGS
                                       - Record Date and Outstanding Shares.

      (c)-(d)......................    SUMMARY - Price Range of Common Stock;
                                       PRICE RANGE OF COMMON STOCK AND
                                       DIVIDEND POLICY.

      (e)..........................    SUMMARY - Ancillary Transactions;
                                       COVER PAGE TO JOINT PROXY
                                       STATEMENT/PROSPECTUS; DESCRIPTION OF
                                       C2 - General.

      (f)..........................    Since the commencement of the
                                       Company's second full fiscal year
                                       preceding the date of this Schedule
                                       (i) the Company has not purchased any
                                       of its own securities and (ii) Sheldon
                                       B. Lubar purchased 2,500 shares of
                                       Company Common Stock on September 9,
                                       1996 for $21.350 per share and 2,000
                                       shares of Company Common Stock on
                                       September 19, 1996 for $22.250 per
                                       share.  Sheldon B. Lubar is the sole
                                       shareholder of C2.  Mr.Lubar acquired
                                       his 25 shares of C2 on December 11,
                                       1997 for $4.00 per share.

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

Item 2.  Identity and Background.

      (a)-(d); (g).................    DESCRIPTION OF C2 -
                                       General--Management; STOCK OWNERSHIP
                                       AND CERTAIN BENEFICIAL OWNERS -
                                       Christiana.  Sheldon B. Lubar is a
                                       United States citizen.  The business
                                       addresses for the directors and
                                       executive officers of C2 (which
                                       includes Mr. Lubar) are as follows:

                                       William T. Donovan - Director and
                                       Chairman
                                       700 North Water Street
                                       Suite 1200
                                       Milwaukee, Wisconsin 53202

                                       David J. Lubar - Director and President
                                       700 North Water Street
                                       Suite 1200
                                       Milwaukee, Wisconsin 53202

                                       David E. Beckwith - Secretary
                                       777 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202-5367

                                       Nicholas F. Brady - Director
                                       Darby Advisors, Inc.
                                       1133 Connecticut Avenue, N.W.
                                       Suite 200
                                       Washington, D.C. 20036

                                       Albert O. Nicholas - Director
                                       Nicholas Company, Inc.
                                       700 North Water Street
                                       Milwaukee, Wisconsin 53202

                                       Sheldon B. Lubar - Director
                                       700 North Water Street
                                       Milwaukee, Wisconsin 53202

                                       The    addresses    for   the    material
                                       occupations,    positions,   offices   or
                                       employments for each of the directors and
                                       executive  officers of C2 (which includes
                                       Mr.  Lubar)  during the last five  years,
                                       which occupations,  positions, offices or
                                       employments   are  described  more  fully
                                       under DESCRIPTION OF C2 - Management are as follows:

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

                                       William T. Donovan
                                       C2, Inc.
                                       Christiana Companies, Inc.
                                       Lubar & Co.
                                       (Prior to December, 1997,
                                       777 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202)
                                       (December, 1997 - Present,
                                       700 North Water Street
                                       Milwaukee, Wisconsin  53202)

                                       David J. Lubar
                                       C2, Inc.
                                       Lubar & Co.
                                       (Prior to December, 1997,
                                       777 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202)
                                       (December, 1997 - Present,
                                       700 North Water Street
                                       Milwaukee, Wisconsin  53202)

                                       Oyvind Solvang
                                       C2, Inc.
                                       700 North Water Street
                                       Suite 1200
                                       Milwaukee, Wisconsin 53202

                                       Cleary Gull Reiland & McDevitt, Inc.
                                       100 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202

                                       Scinticor, Incorporated
                                       9051 West Heather Avenue
                                       Milwaukee, WI 53224

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

                                       Applied Power, Inc.
                                       13000 West Silver Spring Drive
                                       Butler, Wisconsin  53007

                                       David E. Beckwith
                                       Foley & Lardner
                                       777 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202-5367

                                       Nicholas F. Brady
                                       Darby Advisors, Inc.
                                       1133 Connecticut Avenue, N.W.
                                       Suite 200
                                       Washington, D.C. 20036

                                       Sheldon B. Lubar
                                       Lubar & Co.
                                       Christiana Companies, Inc.
                                       (Prior to December, 1997,
                                       777 East Wisconsin Avenue
                                       Milwaukee, Wisconsin  53202)
                                       (December, 1997 - Present,
                                       700 North Water Street
                                       Milwaukee, Wisconsin  53202)

                                       Albert O. Nicholas
                                       Nicholas Company, Inc.
                                       700 North Water Street
                                       Milwaukee, Wisconsin 53202

      (e)-(f)......................    During the last five years, neither C2
                                       nor any person controlling C2, nor, to
                                       the best knowledge of C2, any of the
                                       directors or executive officers of C2
                                       including, without limitation, Sheldon
                                       B. Lubar, has (i) been convicted in a
                                       criminal proceeding (excluding traffic
                                       violations or similar misdemeanors);
                                       or (ii) been a party to a civil
                                       proceeding of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding has been or is subject to a
                                       judgment, decree or final order
                                       enjoining future violations of, or

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference



                                       prohibiting activities subject to,
                                       federal or state securities laws or
                                       finding any violation of such laws.

Item 3.  Past Contacts, Transactions
         or Negotiations.

      (a)-(b)......................    BACKGROUND OF THE TRANSACTION;
                                       CHRISTIANA'S REASONS FOR THE
                                       TRANSACTION; ANCILLARY TRANSACTIONS;
                                       THE MERGER; INTERESTS OF CERTAIN
                                       PERSONS IN THE TRANSACTION;
                                       DESCRIPTION OF CHRISTIANA - Certain
                                       Relationships and Related
                                       Transactions; STOCK OWNERSHIP AND
                                       CERTAIN BENEFICIAL OWNERS.

Item 4   Terms of the Transaction

      (a)..........................    SUMMARY; GENERAL INFORMATION ABOUT THE
                                       MEETINGS; BACKGROUND OF THE
                                       TRANSACTION; CHRISTIANA'S REASONS FOR
                                       THE TRANSACTION; ANCILLARY
                                       TRANSACTIONS; THE MERGER; MATERIAL
                                       FEDERAL INCOME TAX CONSIDERATIONS.

      (b)..........................    ANCILLARY TRANSACTIONS; THE MERGER;
                                       INTERESTS OF CERTAIN PERSONS IN THE
                                       TRANSACTION.

Item 5.  Plans or Proposals of the
         Issuer or Affiliate.

      (a)-(b);(e)..................    WEATHERFORD'S REASONS FOR THE
                                       TRANSACTION;  THE MERGER; ORGANIZATION OF
                                       WEATHERFORD  AND  CHRISTIANA AND LOGISTIC
                                       BEFORE   AND   AFTER   THE   TRANSACTION;
                                       ANCILLARY TRANSACTIONS.

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference


      (c)..........................    THE MERGER - Terms of the Merger -
                                       General Description of the Merger -
                                       Management Following Merger.

      (d)..........................    THE MERGER -  General Description of
                                       the Merger.

      (f)-(g).....................     The Merger will result in Christiana
                                       Common Stock becoming eligible for
                                       termination of registration pursuant
                                       to Section 12(g)(4) of the Exchange
                                       Act and the suspension of Christiana's
                                       obligation to file reports pursuant to
                                       Section 15(d) of the Exchange Act.

Item 6.    Sources and Amount of Funds
               or Other Consideration.

      (a)..........................    SUMMARY - The Merger; THE MERGER -
                                       Terms of the Merger; ANCILLARY
                                       TRANSACTIONS.

      (b)..........................    SUMMARY; OPINIONS OF FINANCIAL
                                       ADVISORS.  DESCRIPTION OF C2 --
                                       General; CHRISTIANA'S REASONS FOR THE
                                       TRANSACTIONS.

      (c)-(d)......................    DESCRIPTION OF C2 -- Description of
                                       Logistic Credit Agreement.

Item 7.      Purpose(s), Alternatives,
                  Reasons and Effects.

      (a)..........................    CHRISTIANA'S REASONS FOR THE
                                       TRANSACTION.

      (b)..........................    BACKGROUND OF THE TRANSACTION.

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

      (c)..........................    BACKGROUND OF THE TRANSACTION;
                                       CHRISTIANA'S REASONS FOR THE
                                       TRANSACTION.

      (d)..........................    SUMMARY - The Merger; ANCILLARY
                                       TRANSACTIONS; THE MERGER; DESCRIPTION
                                       OF C2 -  Description  of Logistic  Credit
                                       Agreement.

Item 8.  Fairness of the Transaction.

      (a)-(b)......................    BACKGROUND OF THE TRANSACTION;
                                       CHRISTIANA'S REASONS FOR THE
                                       TRANSACTION.  Both Mr. Lubar and C2
                                       believe the entire Transaction
                                       (including the Merger and the Logistic
                                       Sale) are fair to unaffiliated
                                       shareholders of the Company.

      (c)..........................    GENERAL INFORMATION ABOUT THE MEETINGS.

      (d)..........................    BACKGROUND OF THE TRANSACTION

      (e)..........................    BACKGROUND OF THE TRANSACTION

      (f)..........................    Not applicable.

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference


Item 9.  Reports, opinions,
         Appraisals and Certain
             Negotiations.

      (a)-(c)......................    OPINIONS OF FINANCIAL ADVISORS;
                                       BACKGROUND OF THE TRANSACTION; The
                                       opinions of Prudential Securities
                                       Incorporated and American Appraisal
                                       Associates, Inc. will be made
                                       available for inspection and copying
                                       at the principal executive offices of
                                       the Company during regular business
                                       hours by any interested equity
                                       security holder of Christiana or his
                                       or her representative which has been
                                       so designated in writing.

Item 10. Interest in Securities of
                the Issuer.

      (a)..........................    STOCK OWNERSHIP AND CERTAIN BENEFICIAL
                                       OWNERS.

      (b)..........................    Not applicable

Item 11. Contracts, Arrangements or
         Understandings with Respect
         to the Issuer's Securities.

                                       THE MERGER; GENERAL INFORMATION ABOUT THE
                                       MEETING; SUMMARY - Ancillary Transactions
                                       - C2 Offering.

Item 12. Present Intention and
         Recommendation of Certain
         Persons with Regard to the
         Transaction.

      (a)..........................    GENERAL INFORMATION ABOUT THE MEETINGS.

      (b)..........................    BACKGROUND OF THE TRANSACTION;
                                       CHRISTIANA'S REASONS FOR THE
                                       TRANSACTION.

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

Item 13. Other Provisions of the
         Transaction.

      (a)..........................    THE MERGER

      (b)-(c)......................    Not applicable

Item 14. Financial Information.

      (a)..........................    CHRISTIANA'S CONSOLIDATED FINANCIAL
                                       STATEMENTS; CHRISTIANA CONSOLIDATED
                                       FINANCIAL STATEMENTS; The Company's
                                       ratio of earnings to fixed charges for
                                       its fiscal years ended June 30, 1996,
                                       June 30, 1997 and June 30, 1998 was
                                       1.10x, 1.84x and 1.46x, respectively.
                                       The Company's book value per share on
                                       June 30, 1997 and on June 30, 1998 was
                                       $14.03 and $26.46, respectively.

      (b)..........................    Not applicable.

Item 15. Persons and Assets Employed,
         Retained or Utilized.

      (a)..........................    DESCRIPTION OF C2 - Management.

      (b)..........................    Not applicable.

Item 16. Additional Information        Not applicable.

Item 17. Material to be Filed as
         Exhibits.

      (a)..........................    Form of Credit Agreement, by and among
                                       Logistic, Firstar Bank of Milwaukee,
                                       N.A., individually and as agent, and
                                       the lenders that are a part thereto.*

      (b)(1).......................    Prudential Securities Opinion
                                       (incorporated by reference to Appendix
                                       E to Form S-4 (Reg. No. 333-65663)).

                                           Unless otherwise specified, all
                                                   references are
                                          To sections of the Form S-4 or to
            Schedule 13E-3                            Exhibits
       Item Number and Caption              to this statement which are
                                              incorporated by reference

      (b)(2)                           American Appraisal Opinion
                                       (incorporated by reference to Annex F
                                       to Form S-4 (Reg. No. 333-65663)).

      (c)(1).......................    Amended and Restated Agreement and
                                       Plan of Merger, dated as of October
                                       14, 1998, by and among Weatherford,
                                       Sub, the Company and C2 (incorporated
                                       by reference to Appendix A of Form S-4
                                       (Reg. No. 333-65663)).

      (c)(2).......................    Purchase Agreement, dated December 12,
                                       1997, by and among Weatherford,
                                       Logistic, the Company and C2
                                       (incorporated by reference to Appendix
                                       B to Form S-4 (Reg. No. 333-65663)).

      (c)(3).......................    First Amended and Restated Operating
                                       Agreement, by and among C2 and
                                       Christiana (incorporated by reference
                                       to Appendix C to Form S-4 (Reg. No.
                                       333-65663)).

      (d)(1).......................    Form S-4 filed October 14, 1998 (of
                                       which the Joint Proxy Statement
                                       Prospectus of the Company and
                                       Weatherford is a part (Reg. No.
                                       333-65663)).
      (e)..........................    Dissenters' rights provisions of the
                                       Wisconsin Business Corporation Law
                                       (incorporated by reference to Appendix
                                       H of Form S-4 (Reg. No. 333-65663)).

      (f)..........................    Not applicable

----------------
     * Previosly Filed


ITEM 1      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a) The name of the issuer is CHRISTIANA COMPANIES, INC., a Wisconsin corporation (the "Company"). The address of its principal executive offices is 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

      (b) The class of equity securities to which this Schedule 13E-3 relates is the Common Stock, par value $1.00 per share, of the Company. The amount of such class outstanding as of October 16, 1998 is 5,149,330. The approximate number of holders of record of such class as of October 16, 1998 is 920.

      (c) and (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - Price Range of Common Stock" and "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY" of the Form S-4, which is incorporated herein by reference.

      (e) Reference is hereby made to the Cover Page of the Joint Proxy Statement/Prospectus and in the information set forth in the sections entitled "SUMMARY Ancillary Transactions" and "DESCRIPTION OF C2 -General" of the Form S-4, which is incorporated herein by reference.

      (f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule (i) the Company has not purchased any of its own securities and (ii) Sheldon B. Lubar purchased 2,500 shares of Company Common Stock on September 9, 1996 for $21.350 per share and 2,000 shares of Company Common Stock on September 19, 1996 for $22.250 per share. Sheldon B. Lubar is the sole shareholder of C2. Mr. Lubar acquired his 25 shares of C2 on December 11, 1997 for $4.00 per share.

ITEM 2      IDENTITY AND BACKGROUND.

      (a)-(d) and (g) This Schedule 13E-3 is being filed by C2 and Sheldon B. Lubar. Reference is hereby made to the information set forth in the sections entitled "DESCRIPTION OF C2 - General" and "DESCRIPTION OF C2 - Management" and the sections entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS-Christiana" in the Form S-4, both of which are incorporated herein by reference. Sheldon B. Lubar is a United States citizen. The business addresses for the directors and executive officers of C2 (which includes Mr. Lubar) are as follows:


      William T. Donovan - Director and Chairman
      700 North Water Street
      Suite 1200
      Milwaukee, Wisconsin  53202

      David J. Lubar - Director and President
      700 North Water Street
      Suite 1200
      Milwaukee, Wisconsin  53202

      David E. Beckwith - Secretary
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202-5367

      Nicholas F. Brady - Director
      Darby Advisors, Inc.
      1133 Connecticut Avenue, N.W.
      Suite 200
      Washington, D.C.  20036

      Albert O. Nicholas - Director
      Nicholas Company, Inc.
      700 North Water Street
      Milwaukee, Wisconsin  53202

      Sheldon B. Lubar - Director
      700 North Water Street
      Milwaukee, Wisconsin  53202

      The addresses for the material occupations, positions, offices or employments for each of the directors and executive officers of C2 (which includes Mr. Lubar) during the last five years, which occupations, positions, offices or employments are described more fully under "DESCRIPTION OF C2 - Management" are as follows:

      William T. Donovan
      C2, Inc.
      Christiana Companies, Inc.
      Lubar & Co.
      (Prior to December, 1997,
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202)
      (December, 1997 - Present,
      700 North Water Street
      Milwaukee, Wisconsin  53202)

      David J. Lubar
      C2, Inc.
      Lubar & Co.
      (Prior to December, 1997,
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202)
      (December, 1997 - Present,
      700 North Water Street
      Milwaukee, Wisconsin  53202)

      Oyvind Solvang
      C2, Inc.
      700 North Water Street
      Suite 1200
      Milwaukee, Wisconsin  53202

      Cleary Gull Reiland & McDevitt, Inc.
      100 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202

      Scinticor, Incorporated
      9051 West Heather Avenue
      Milwaukee, WI  53224

      Nicholas F. Brady
      Darby Advisors, Inc.
      1133 Connecticut Avenue, N.W.
      Suite 200
      Washington, D.C.  20036

      Albert O. Nicholas
      Nicholas Company, Inc.
      700 North Water Street
      Milwaukee, Wisconsin  53202

      David E. Beckwith
      Foley & Lardner
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202-5367

      Sheldon B. Lubar
      Lubar & Co.
      Christiana Companies, Inc.
      (Prior to December, 1997,
      777 East Wisconsin Avenue
      Milwaukee, Wisconsin  53202)
      (December, 1997 - Present,
      700 North Water Street
      Milwaukee, Wisconsin  53202)

      (e) and (f) None of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 3     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a) and (b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND ON THE TRANSACTION," "CHRISTIANA'S REASONS FOR THE TRANSACTION," "ANCILLARY TRANSACTIONS," "THE MERGER," "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION," DESCRIPTION OF CHRISTIANA - Certain Relationships and Related Transactions," and "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the Form S-4, which is incorporated herein by reference.

ITEM 4     TERMS OF THE TRANSACTION.

      (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY," "WHERE YOU CAN FIND MORE INFORMATION," "BACKGROUND OF THE TRANSACTION," "CHRISTIANA's REASONS FOR THE TRANSACTION." "ANCILLARY TRANSACTIONS," "THE MERGER," and "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" of the Form S-4, which is incorporated herein by reference.

      (b) Reference is hereby made to the information set forth in the sections entitled "ANCILLARY TRANSACTIONS," "THE MERGER," and "INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

ITEM 5     PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

      Other than as set forth herein or in the Form S-4, neither the Company, any affiliate of the Company, C2 nor Mr. Lubar have any plan or proposal regarding activities or transactions which are to occur after the Transaction which relate to or result in:

         (i)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company, C2 or any of their subsidiaries;

         (ii) A sale or transfer of a material amount of assets of the Company, C2 or any of their subsidiaries;

         (iii) Any change in the present board of directors or management of the Company or C2 including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

         (iv) Any material change in the present dividend rate or policy or indebtedness or capitalization of the Company or C2;

         (v) Any other material change in the Company's or C2's corporate structure or business;

         (vi) A class of equity securities of the Company or C2 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (vii) The suspension of the Company's or C2's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

         (a), (b) and (e) Reference is hereby made to the information set forth in the sections entitled "WEATHERFORD'S REASONS FOR THE TRANSACTION," "THE MERGER," "ORGANIZATION OF WEATHERFORD AND CHRISTIANA BEFORE AND AFTER THE TRANSACTION," and "ANCILLARY TRANSACTIONS" in the Form S-4, which is incorporated herein by reference. Except as set forth in the Form S-4, neither C2 nor Sheldon B. Lubar have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities.

         (c) Reference is hereby made to the information set forth in the sections entitled "THE MERGER - Terms of the Merger - General Description of the Merger - Management Following Merger" of the Form S-4 which is incorporated herein by reference.

         (d) Reference is hereby made to the information set forth in the section entitled "THE MERGER - General Description of the Merger of the Form S-4" which is incorporated herein by reference.

         (f) and (g) The Merger will result in Company Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the suspension of Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 6      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "THE MERGER - Terms of the Merger," and "ANCILLARY TRANSACTIONS" of the Form S-4, which is incorporated herein by reference.

         (b) Reference is hereby made to the sections entitled "OPINIONS OF FINANCIAL ADVISORS" "DESCRIPTION OF C2 - General" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

         (c)-(d) Reference is hereby made to the section entitled "DESCRIPTION OF C2 Description of Logistic Credit Agreement" in the Form S-4, which is incorporated herein by reference.

ITEM 7      PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) Reference is hereby made to the information set forth in the section entitled "CHRISTIANA'S REASONS FOR THE MERGER" of Form S-4, which is incorporated herein by reference.

         (b) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

         (c) Reference is hereby made to the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

         (d) Reference is hereby made to the information set forth in the sections entitled "SUMMARY - The Merger," "ANCILLARY TRANSACTIONS", "THE MERGER" and "DESCRIPTION OF C2 Description of Logistic Credit Agreement" of the Form S-4, which is incorporated herein by reference.

ITEM 8      FAIRNESS OF THE TRANSACTION.

         (a)-(b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

         (c) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETINGS" of the Form S-4, which is incorporated herein by reference.

         (d)-(e) Reference is hereby made to the section entitled "BACKGROUND OF THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

         (f) No such offer has been received.

ITEM 9      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) Reference is hereby made to the information set forth in the sections entitled "OPINIONS OF FINANCIAL ADVISORS" and "BACKGROUND OF THE TRANSACTION" of the Form S-4, which is incorporated herein by reference. The opinions of Prudential Securities Incorporated and American Appraisal Associates, Inc. will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested equity security holder of Christiana or his or her representative which has been so designated in writing.

ITEM 10     INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Reference is hereby made to the information set forth in the section entitled "STOCK OWNERSHIP AND CERTAIN BENEFICIAL OWNERS" of the Form S-4, which is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
           SECURITIES.

         Reference is hereby made to the information set forth in the sections entitled "THE MERGER", "GENERAL INFORMATION ABOUT THE MEETINGS", "DESCRIPTION OF C2 - General"; "SUMMARY Ancillary Transactions - C2 Offering" of the Form S-4, which is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) Reference is hereby made to the information set forth in the section entitled "GENERAL INFORMATION ABOUT THE MEETINGS" of the Form S-4, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth in the sections entitled "BACKGROUND OF THE TRANSACTION" and "CHRISTIANA'S REASONS FOR THE TRANSACTION" of the Form S-4, which is incorporated herein by reference.

ITEM 13     OTHER PROVISIONS OF THE TRANSACTION.

         (a) Reference is hereby made to the information set forth in the section entitled "THE MERGER" of the Form S-4, which is incorporated herein by reference.

         (b) None.

         (c) Not applicable.

ITEM 14     FINANCIAL INFORMATION.

         (a) Reference is hereby made to the information set forth in the sections entitled "CHRISTIANA'S CONSOLIDATED FINANCIAL STATEMENTS" and "CHRISTIANA CONSOLIDATED FINANCIAL STATEMENTS" to the Form S-4, which is incorporated herein by reference. The Company's ratio of earnings to fixed charges for its fiscal years ended June 30, 1996,

         June  30,  1997  and  June  30,  1998  was  1.10x,   1.84x  and  1.46x,
respectively. The Company's book value per share on June 30, 1997 and on June 30, 1998 was $14.03 and $26.46, respectively.

         (b) The information requested herein is not material since, following the Merger, the Company will be a wholly-owned subsidiary of Weatherford with no operations. In addition, the Merger will result in shares of Company Common
Stock being automatically converted into the consideration described above in this Schedule 13E-3 under the heading "Introduction."

ITEM 15     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) Reference is hereby made to the section entitled "DESCRIPTION OF C2
- Management" of the Form S-4, which is incorporated by reference herein.

         (b) Not applicable.

ITEM 16     ADDITIONAL INFORMATION.

         Reference is hereby made to the entire text of the Form S-4, which are incorporated herein by reference.

ITEM 17     MATERIAL TO BE FILED AS EXHIBITS.

(a)-- Form of Credit Agreement, by and among Logistic, Firstar Bank of Milwaukee, N.A. individually and as agent, and the lenders that are a party thereto.*

(b)(1)-- Prudential Securities Opinion (incorporated by reference to Appendix E to Form S-4 (Reg. No. 333-65663)).

(b)(2)-- American Appraisal Opinion (incorporated by reference to Annex G to Form S-4 (Reg. No. 333-65663)).

(c)(1)-- Amended and Restated Agreement and Plan of Merger, dated as of October 14, 1998, by and among Weatherford, Sub, the Company and C2
         (incorporated by reference to Appendix A of Form S-4 (Reg. No. 333-65663)).

(c)(2)-- Purchase Agreement, dated December 12, 1997, by and among Weatherford, Logistic, the Company and C2 (incorporated by reference to Appendix B to Form S-4 (Reg. No. 333-65663)).

(c)(3)-- First Amended and Restated Operating Agreement,l by and among C2 and Christiana (incorporated by reference to Appendix C to Form S-4 (Reg. No. 333-65663)).

(d)(1)-- Form S-4 filed  October 14,  1998 (of which the Joint  Proxy  Statement
         Prospectus of the Company and Weatherford is a part (Reg. No. 333-65663)).

(e)-- Dissenters' rights provisions of the Wisconsin Business Corporation Law (incorporated by reference to Appendix H of Form S-4 (Reg. No. 333-65663)).

(f)--    Not applicable

----------------
     *Previously Filed
                                       18

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1998


                                       C2,  INC.



                                       By:  /s/William T. Donovan
                                            William T. Donovan
                                            Chairman


                                       By:  /s/Sheldon B. Lubar
                                            Sheldon B. Lubar

                                  EXHIBIT INDEX

                                                                   Sequentially
                                                                   Numbered
Exhibit Number and Description
                                                                   Page

(a)      --       Form of Credit Agreement, by and among Logistic,  Firstar Bank of Milwaukee, N.A. individually and as agent, and the lenders that are a party thereto.*


(b)(1)   --

                  Prudential Securities Opinion (incorporated by reference to Appendix F to Form S-4 (Reg. No. 333-65663)).

(b)(2)   --

                  American Appraisal Opinion (incorporated by reference to Annex G to Form S-4 (Reg. No. 333-65663)).

(c)(1)   --

                  Amended and Restated Agreement and Plan of Merger, dated as of October 14, 1998, by and among Weatherford, Sub, the Company and C2 (incorporated by reference to Appendix A of Form S-4 (Reg. No. 333-65663)).

(c)(2)   --       Purchase  Agreement,  dated  December 12,  1997,  by and among
                  Weatherford, Logistic, the Company and C2 (incorporated by reference to Appendix B to Form S-4 (Reg. No. 333-65663)).

(c)(3)   --       First Amended and Restated Operating Agreement by and among C2 and Christiana (incorporated by reference to Appendix D to Form S-4 (Reg. No. 333-65663)).

(d)(1)   --       Form S-4 filed  October  14,  1998 (of  which the Joint  Proxy
                  Statement  Prospectus of the Company and Weatherford is a part
                  (Reg. No. 333-65663)). (e) -- Dissenters' rights provisions of
                  the  Wisconsin  Business   Corporation  Law  (incorporated  by
                  reference to Appendix H of Form S-4 (Reg. No. 333-65663)).

(f)      --       Not applicable

--------------------
     *Previously Filed

                                       20